

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 23, 2009

Gustave T. Dotoli
Corporate Secretary
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

>   **Re: mPhase Technologies, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 17, 2009**
>   **File No. 000-30202**

Dear Mr. Dotoli:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will continue to evaluate your response to prior comment 1 after you receive a letter regarding whether the staff has further comments on your Form 10-K.

2.   We reissue prior comment 2 because your disclosure continues to be out of date. For example, we note your reference to 2007 on page 16, your list of 2008 officers on page 11, and past dates on page 21.

3.   We reissue prior comment 3 which asked you to provide us a copy of the annual report that complies with Rule 14a-3(b).

4.   Regarding your response to the first sentence of prior comment 4, please note that Regulation S-K Item 601(b)(3) requires that you file your complete bylaws, as amended. It is not appropriate to file merely the amendment and require investors to piece together documents from several filings to obtain your complete bylaws.

5.   Your response to the second sentence of prior comment 4 does not address our concern that your proxy statement tells investors that you are holding your "Annual Meeting of Shareholders for the Fiscal Year Ended June 30, 2008" but you are electing directors to serve in 2010. Please cite applicable authority, including applicable state law, that addresses such action. Also, if you believe that the action is appropriate, please revise your proxy statement to clearly explain to investors why you are holding the Annual Meeting of Shareholders for the Fiscal Year Ended June 30, 2008 in 2010 and when you intend to hold your next annual meeting.

6.   As noted in prior comment 10, we are unable to agree with your analysis. Please file a revised preliminary proxy statement in response to these comments.

Nominees, page 2

7.   Your revised disclosure on this page in response to prior comment 5 conflicts with your disclosure on page 5. Please reconcile this disclosure and your fifth paragraph on page 20.

Ratification of the Appointment of Independent Accountants, page 6

8.   Please disclose your response to prior comment 6 in which you state your belief that there would be no "legal effect" if shareholders do not approve this proposal. Also disclose the substance of the third paragraph of your response to prior comment 6 regarding the reason for this proposal; however, you should not include in your disclosure the implication in your response that the Commission requires you to obtain shareholder ratification of the auditor after the auditor has completed the audit.

Approval of an Amendment…, page 6

9.   We note your response to prior comment 7.
        •   Please expand your response regarding your 1,037,332,615 outstanding shares to tie that number to the number of outstanding shares reported in your most recent balance sheet and subsequently reported events. Include a table that

> begins with the number of shares currently reported in your balance sheet and clearly explains each issuance since that date.
> * Please expand your disclosure regarding the number of shares underlying outstanding securities with a variable conversion rate or exercise price to show a reasonable range of the number of shares that you might be required to issue.

<u>Reasons for and Effects of the Proposal, page 7</u>

10.   We note your statement that some of the shares for which you are seeking authorization are required for the purposes stated in the second sentence of the third paragraph. For each such purpose, you should provide all disclosure that Schedule 14A would require if you were seeking shareholder approval of the transaction in which the securities were issued; see Note A to Schedule 14A.

11.   Please revise the fifth and seventh paragraphs to remove any implication that you are incorporating disclosure into your proxy statement by reference to other filings. Otherwise, please tell us the authority on which you rely for such incorporation by reference.

12.   Regarding your response to prior comment 8:
* We reissue the first three bullet points of our prior comment which sought revised disclosure in your proxy statement.
* Please revise the information you provided in your response to show clearly how you addressed the last three bullet points of the prior comment and the last sentence of the fourth bullet point of the prior comment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Martin Smiley
General Counsel and Chief Financial Officer
mPhase Technologies, Inc.